Filed by Coincheck Group B.V.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Thunder Bridge Capital Partners IV, Inc.

(Commission File No.: 001-40555)

Date: May 9, 2022

最終更新日：2022年5月9日

コインチェック株式会社

2021年度の月次開示情報（速報）について

*English is below

2021年度の月次開示情報（速報）を下記のとおりお知らせいたします。なお、本資料記載の数値は速報値であり、今後、修正となる可能性があります。

	単位	2021年 4月	2021年 5月	2021年 6月	2021年 7月	2021年 8月	2021年 9月
取引所暗号資産 売買代金	百万円	523,215	809,848	482,483	286,323	453,357	445,137
販売所暗号資産 売買代金	百万円	133,741	109,128	29,854	21,912	38,017	54,511
預かり資産	百万円	539,498	386,745	329,345	398,978	489,478	444,547
本人確認済口座数	−	1,269,237	1,327,832	1,354,927	1,377,177	1,401,283	1,430,308

	単位	2021年 10月	2021年 11月	2021年 12月	2022年 1月	2022年 2月	2022年 3月
取引所暗号資産 売買代金	百万円	619,845	492,229	366,859	267,775	267,740	323,390
販売所暗号資産 売買代金	百万円	40,573	45,579	28,536	23,608	17,921	25,047
預かり資産	百万円	553,125	544,058	441,362	357,550	386,833	481,024
本人確認済口座数	−	1,462,911	1,508,553	1,534,173	1,568,892	1,594,032	1,620,025

（注）預かり資産および本人確認済口座数は月末時点の数値です

（注）2022年1月分の速報値発表時に、売買代金の算定方法（換算レートの取得タイミング）を見直し、より実勢の数値を反映する算定方法に変更いたしました。尚、2020年4月分～2021年12月分の過去実績も本算定方法に基づき、遡及修正しております

May 9th, 2022

Coincheck, Inc.

Monthly Disclosure of Subsidiaries

Today we reported the following preliminary monthly disclosure information for the fiscal year ended March 31, 2022. The preliminary numbers in the tables below may be updated in the future.

	Apr. 2021	May. 2021	Jun. 2021	Jul. 2021	Aug. 2021	Sep. 2021
Exchange Trading Value (Million yen)	523,215	809,848	482,483	286,323	453,357	445,137
Market-place Trading Value (Million yen)	133,741	109,128	29,854	21,912	38,017	54,511
Client Assets (Million yen)	539,498	386,745	329,345	398,978	489,478	444,547
Number of Verified Accounts	1,269,237	1,327,832	1,354,927	1,377,177	1,401,283	1,430,308

	Oct. 2021	Nov. 2021	Dec. 2021	Jan. 2022	Feb. 2022	Mar. 2022
Exchange Trading Value (Million yen)	619,845	492,229	366,859	267,775	267,740	323,390
Market-place Trading Value (Million yen)	40,573	45,579	28,536	23,608	17,921	25,047
Client Assets (Million yen)	553,125	544,058	441,362	357,550	386,833	481,024
Number of Verified Accounts	1,462,911	1,508,553	1,534,173	1,568,892	1,594,032	1,620,025

Note:

1.	Client Assets and Number of Verified Accounts are as of the end of each month.
2.	At the time of the business metrics disclosure for the month of January 2022, we reviewed and changed our calculation method of monthly trading value to better reflect the actual business performance. Previously disclosed figures in the table above from April 2020 to December 2021 have been modified based on the new method accordingly.

Additional Information and Where to Find It

In connection with the business combination agreement among Coincheck, Inc. (“Coincheck”), Coincheck Group B.V. (“CCG”), Thunder Bridge Capital Partners IV, Inc. (“Thunder Bridge IV”) and others concerning the proposed business combination, the parties intend to file relevant materials with the Securities and Exchange Commission, including a registration statement on Form F-4 to be filed by Coincheck Group, B.V. with the SEC, which will include a proxy statement/prospectus of Thunder Bridge IV, and will file other documents regarding the proposed transaction with the SEC. Thunder Bridge IV’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about CCG, Coincheck, Thunder Bridge IV and the proposed business combination. Promptly after the Form F-4 is declared effective by the SEC, Thunder Bridge IV will mail the definitive proxy statement/prospectus and a proxy card to each shareholder entitled to vote at the meeting relating to the approval of the business combination and other proposals set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and stockholders of Thunder Bridge IV are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Thunder Bridge IV with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov, or by directing a request to Thunder Bridge Capital Partners IV, Inc., 9912 Georgetown Pike, Suite D203, Great Falls, Virginia 22066, Attention: Secretary, (202) 431-0507.

Participants in the Solicitation

Thunder Bridge IV and its directors and executive officers may be deemed participants in the solicitation of proxies from its shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Thunder Bridge IV will be included in the proxy statement/prospectus for the proposed business combination when available at www.sec.gov. Information about Thunder Bridge IV’s directors and executive officers and their ownership of Thunder Bridge IV common stock is set forth in Thunder Bridge IV prospectus, dated June 29, 2021, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement/prospectus pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

CCG, Coincheck and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Thunder Bridge IV in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination.

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding Coincheck’s industry and market sizes, future opportunities for CCG, Coincheck and Thunder Bridge IV, Coincheck’s estimated future results and the proposed business combination between Thunder Bridge IV and Coincheck, including the implied enterprise value, the expected transaction and ownership structure and the likelihood, timing and ability of the parties to successfully consummate the proposed transaction. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed in Thunder Bridge IV’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: inability to meet the closing conditions to the business combination, including the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; the inability to complete the transactions contemplated by the definitive agreement due to the failure to obtain approval of Thunder Bridge IV’s shareholders, the failure to achieve the minimum amount of cash available following any redemptions by Thunder Bridge IV shareholders, redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the contemplated transactions; costs related to the transactions contemplated by the definitive agreement; a delay or failure to realize the expected benefits from the proposed transaction; risks related to disruption of management’s time from ongoing business operations due to the proposed transaction; changes in the cryptocurrency and digital assets markets in which Coincheck competes, including with respect to its competitive landscape, technology evolution or regulatory changes; changes in domestic and global general economic conditions, risk that Coincheck may not be able to execute its growth strategies, including identifying and executing acquisitions; risks related to the ongoing COVID-19 pandemic and response; risk that Coincheck may not be able to develop and maintain effective internal controls; and other risks and uncertainties indicated in Thunder Bridge IV’s final prospectus, dated June 29, 2021, for its initial public offering, and the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in Thunder Bridge IV’s other filings with the SEC. Thunder Bridge IV and Coincheck caution that the foregoing list of factors is not exclusive.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about Thunder Bridge IV and Coincheck or the date of such information in the case of information from persons other than Thunder Bridge IV or Coincheck, and we disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding Coincheck’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

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